                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*

                                 TRM Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   8762636105
                                 (CUSIP Number)

Mr. Lance Laifer                          Gerald Adler
Laifer Capital Management, Inc.           Swidler Berlin Shereff Friedman, LLP
Hilltop Partners, L.P.                    405 Lexington Avenue
450 Seventh Avenue                        New York, New York 10174
New York, New York 10123 (212) 268-8048   (212) 973-0111
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 13, 2003
                      --------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 872636105               SCHEDULE 13D                Page  2 of   Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Hilltop Partners, L.P.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [ ]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                     7      SOLE VOTING POWER

      NUMBER OF             567,923
       SHARES        ----------------------------------------------------------
    BENEFICIALLY     8      SHARED VOTING POWER
      OWNED BY
        EACH
     REPORTING       ----------------------------------------------------------
       PERSON        9      SOLE DISPOSITIVE POWER
        WITH
                                     567,923
                     ----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         567,923
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            [ ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    8.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

--------------------------------------------------------------------------------
CUSIP No. 872636105               SCHEDULE 13D                Page  3 of   Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Laifer Capital Management, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

     NUMBER OF               924,978
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER
      OWNED BY
        EACH                 0
     REPORTING        ----------------------------------------------------------
       PERSON         9      SOLE DISPOSITIVE POWER
        WITH
                             924,978
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             503,433
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,428,411
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            [ ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO, IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

--------------------------------------------------------------------------------
CUSIP No. 872636105               SCHEDULE 13D                Page  4 of   Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Lance Laifer
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

     NUMBER OF              924,978
       SHARES        ----------------------------------------------------------
    BENEFICIALLY     8      SHARED VOTING POWER
      OWNED BY
        EACH                0
     REPORTING       ----------------------------------------------------------
       PERSON        9      SOLE DISPOSITIVE POWER
        WITH
                            924,978
                     ----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            503,433
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,428,411
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            [ ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                          SCHEDULE 13D AMENDMENT NO. 10
                                 TRM CORPORATION

         This Amendment No. 10 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 29, 1996 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of March 21, 1997, Amendment No. 2 to the Schedule 13D relating to the event date of June 4, 1997, Amendment No. 3 to the Schedule 13D relating to the event date of August 15, 1997, Amendment No. 4 to the Schedule 13D relating to the event date of September 9, 1997, Amendment No. 5 to the Schedule 13D relating to the event date of October 10, 1997, Amendment No. 6 to the
Schedule 13D relating to the event date of June 18, 1998, Amendment No. 7 to the
Schedule 13D relating to the event date of June 29, 1998, Amendment No. 8 to the
Schedule 13D relating to the event date of January 4, 1999 and Amendment No. 9 to the Schedule 13D relating to the event date of June 29, 2001, each filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (the "Reporting Persons") relating to the common stock (the "Common Stock") of TRM Corporation (f/k/a TRM Copy Centers Corporation) (the "Issuer"). The address of the Issuer is 5208 N.E. 122nd Avenue, Portland, Oregon 97230. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

         (a) Hilltop is the beneficial owner of 567,923 shares (8.0%) of Common Stock, comprised of 464,324 shares of Common Stock, 112,762 shares of Series A Stock (as defined below) and seven-year Warrants to purchase 19,028 shares of Common Stock.

         Laifer Capital Management, Inc. is the beneficial owner of 1,428,411 shares (20.2%) of Common Stock, comprised of 1,062,327 shares of Common Stock, 313,228 shares of Series A Stock and seven-year Warrants to purchase 52,856 shares of Common Stock. The 1,170,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

         (i) 567,923 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

         (ii) 860,488 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505, (B) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda and (C) Hilltop Offshore #2 ("Offshore #2"), a sub-account of Offshore for the sole benefit of Lance Laifer (Wolfson, Offshore and Offshore #2 are collectively referred to herein as the "Clients").

         Lance Laifer, as sole Director and principal stockholder of Laifer Capital Management, Inc., is the beneficial owner of the 1,428,411 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 7,059,790 outstanding shares of Common Stock on September 30, 2002 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

         (b) Subject to the Proxy previously described in Item 6, Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 567,923 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

         Subject to the Proxy previously described in Item 6, Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and
(ii) to dispose and direct the disposition of the 567,923 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Subject to the Proxy previously described in Item 6, Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 73,244 shares of Common Stock owned by Offshore. Subject to the Proxy previously described in Item 6, Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and
(ii) to dispose and direct the disposition of the 283,811 share of Common Stock owned by Offshore #2. Laifer Capital Management, Inc. shares with Wolfson the power to dispose and direct the disposition of the 504,433 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson. Subject to the Proxy previously described in Item 6, Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

         (c) As previously disclosed, on June 29, 1998, ReadyCash Investment Partners, L.P. ("ReadyCash") purchased from the Issuer 1,777,778 shares of Series A Preferred Stock of the Issuer ("Series A Stock") and warrants to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $15.00 per share (the "Warrants") for an aggregate purchase price of $20,000,000 (the "Transaction"). Each share of Series A Stock is convertible at any time at the election of its holder, into 0.7499997 shares of Common Stock. Laifer Capital Management, Inc. was allocated three-year Warrants to purchase 65,000 shares of Common Stock by ReadyCash. Laifer Capital Management, Inc. further allocated such Warrants to Hilltop and the Clients pro-rata in accordance with the total equity of their portfolio. Such three-year Warrants expired unexercised on June 29, 2001. In addition, Hilltop and the Clients subscribed for an aggregate of $3,700,000 of limited partnership interests in ReadyCash (or approximately 17.6% of the total of $21,000,000 of limited partnership interests). The Reporting Persons have also granted an irrevocable proxy to the general partner of ReadyCash to vote all securities of the Issuer held by such Reporting Persons (the "Proxy").

         All transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 9 to the Schedule 13D are set forth in Annex A hereto and are incorporated herein by reference. The transaction dated December 18, 2002 was a sale effected in the public market. The transaction dated March 13, 2003 was a privately negotiated purchase.

         (d) Not applicable.

         (e) Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2003

                                       HILLTOP PARTNERS, L.P.

                                       By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                            as General Partner

                                       By:  /s/ Lance Laifer
                                            -----------------------------------
                                            Lance Laifer, President


                                       LAIFER CAPITAL MANAGEMENT, INC.

                                       By:  /s/ Lance Laifer
                                            -----------------------------------
                                            Lance Laifer, President

                                            /s/ Lance Laifer
                                            -----------------------------------
                                            LANCE LAIFER

                                     ANNEX A

                                             LAIFER      HILLTOP      WOLFSON      OFFSHORE     OFFSHORE
DATE             PRICE       COMMISSION     # SHARES    # SHARES      # SHARES     # SHARES     #2 SHARES      TYPE
12/18/02        $0.5126          .02          25,000         0          25,000          0            0          Sale

3/13/03         $.0.98            --         292,511         0            0           8,700       283,811     Purchase